FundVantage Trust	Foreside Funds Distributors LLC
301 Bellevue Parkway	899 Cassatt Road
Wilmington, DE 19809	400 Berwyn Park, Suite 110
Berwyn, PA 19312

December 19, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Attn:	Mary Cole, Esq.
Ms. Laura Hatch

100 F Street, N.E.

Washington, D.C. 20549

Re:                             FUNDVANTAGE TRUST
Pre-Effective Amendment No. 1 to Registration
Statement on Form N-14 (File No. 333-192291)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), FundVantage Trust (the “Registrant”) and Foreside Funds Distributors LLC (the “Underwriter”), as the principal underwriter of the shares of the Registrant, hereby request that the Securities and Exchange Commission (the “Commission”) declare the Registrant’s Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 effective on Friday, December 20, 2013, or as soon as practicable thereafter.

You may direct any questions or comments concerning this request to John P. Falco of Pepper Hamilton LLP (215) 981-4659 or, in his absence, to Catherine A. DiValentino at (215) 981-4298.

FUNDVANTAGE TRUST

By:	/s/ Joel Weiss
Joel Weiss
President

FORESIDE FUNDS DISTRIBUTORS LLC

By:	/s/ Mark Fairbanks
Mark Fairbanks
President